The Habit Restaurants, Inc.

17320 Red Hill Avenue

Suite 140

Irvine, CA 92614

(949) 851-8881

December 21, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lyn Shenk

Re:	Comment Letter Dated December 13, 2017

The Habit Restaurants, Inc.

Form 10-K for Fiscal Year Ended December 27, 2016

Filed March 3, 2017

File No. 001-36749

Dear Ms. Shenk:

The Habit Restaurants, Inc. (the “Company”) hereby submits this response to the comment letter dated December 13, 2017 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 27, 2016

1.	We note your disclosure in the risk factor on page 27 in regard to your status as a holding company that relies on The Habit Restaurants, LLC and its subsidiaries to provide you with funds and the ability of this entity to make distributions and payments to you may be subject to various limitations and restrictions. In view of this, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will revise its disclosure in its upcoming Annual Report on Form 10-K for the fiscal year ended December 26, 2017 to include (i) Schedule I pursuant to Rule 12-04 of Regulation S-X and (ii) disclosure in the financial statements (a) consistent with the existing risk factor language regarding dividend restrictions and (b) in accordance with Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, including disclosure explicitly stating that essentially all of the net assets of The Habit Restaurants, LLC are restricted pursuant to the Loan and Security Agreement between The Habit Restaurants, LLC and Bank of the West, dated August 2, 2017.

Ms. Lyn Shenk	December 21, 2017
Securities and Exchange Commission
Division of Corporation Finance

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing, please contact the undersigned at (949) 851-8881, Carl Marcellino of Ropes & Gray LLP at (212) 841-0623, or Michael Pilo of Ropes & Gray LLP at (212) 841-5716.

Sincerely,

The Habit Restaurants, Inc.

By:	/s/ Ira Fils
Name:	Ira Fils
Title:	Chief Financial Officer